September 21, 2012

Securities and Exchange Commission
Washington, DC 20549

Applied Minerals, Inc.
File number: 000-31380
Filing of Preliminary Copies of Proxy Materials

Gentlemen:

Pursuant to Rule 14a-6(a), we are filing copies of preliminary proxy materials for use at the annual meeting of stockholders to be held on November 20, 2012.

The preliminary materials are required to be filed because the stockholders are being asked to approval an amendment to the certificate of incorporation increasing the number of authorized shares.

You can contact the undersigned by email at wgleeson@appliedminerals.com or by phone at 212.226. 4251 or you can contact Chris Carney at ccarney@appliedminerals.com or 212.226.4256.

Very truly yours,

William Gleeson

APPLIED MINERALS INC. 110 Greene Street, Suite 1101 New York, NY 10012 917.210.4077 MAIN 917.591.6397 FAX www.appliedminerals.com